PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

October 12, 2022

VIA EDGAR

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Pineapple Financial Inc.
Draft Registration Statement on Form S-1 Submitted on September 1, 2022
CIK No. 0001938109

Dear Ms. Block,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on September 28, 2022, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on September 1, 2022.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement (“Amendment No. 1”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 General

1.	Please revise your cover page, summary, and risk factors sections to disclose your multiple class share structure (Common Shares, Class A Shares, Class B Shares, and Class C Shares) and explain the nature of the disparate voting rights and the risks the structure presents to investors.

Response: The Company acknowledges the Staff’s comment and has added disclosure on the cover page to disclose our multiple class share structure. In addition, we have included an additional factor to explain the risks the structure presents to investors on page 19 of Amendment No. 1.

Prospectus Summary Our Company, page 1

2.	We note the statements that you are “dedicated to driving growth,” through “innovative data-driven systems,” offer a “progressive” network that works “seamlessly.” We also note the statements that your Brokerage Services are “distinct and cutting-edge” and MyPineapple was built to create long-term “competitive advantage relative to traditional service providers.” Please substantiate those claims to us or revise to state those as your beliefs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1.

3.	In one of the opening paragraphs, please include your revenue and net losses for your most recent audited period and interim stub to provide a financial snapshot of your company, and to balance the disclosure in the summary.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 1 in Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

4.	We note disclosure that as an emerging growth company you have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, you also disclose on the cover page of your filing that you have elected not to use the extended transition period. Please revise your filing accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and revised the disclosure on page 5 in Amendment No. 1.

Risk Factors, page 8

5.	Please revise your subheadings to adequately describe the risks, expanding upon the short phrases you have currently, such as “Additional Funding” or “Limited Operating History.” Succinctly state in your subheadings the risks that result from the facts or uncertainties discussed in the risk factor.

Response: The Company acknowledges the Staff’s comment and has revised the subheadings to adequately describe the risks from the facts and uncertainties discussed in the risk factor.

6.	Please add a separately captioned risk factor addressing the currency exchange rate fluctuations and risks to investors. In this regard we note your disclosure in the financial statements that your functional currency is Canadian Dollars, but your presentation currency is US Dollars.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 9 in Amendment No. 1.

Changes in Interest Rates, page 12

7.	Please revise your discussion in the risk factor, as well as the subheading, to clarify where in the cycle interest rates are and the effect on your business, so that investors may assess the risk.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 9 in Amendment No. 1.

Repurchase Obligations and Breach of Representations, page 13

8.	Please revise to briefly clarify what you mean by the statement that you “place the mortgages that [you] originate.”

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 13 in Amendment No. 1.

We are subject to general economic conditions, page 13

9.	Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company acknowledges the Staff’s comment and has added disclosure to the risk factor on page 13 in Amendment No.1 to address inflationary pressures.

Use of Proceeds, page 22

10.	We note the different Use of Proceeds discussed. Please disclose the approximate amount intended to be used for each listed purpose. If any material amounts of other funds are needed to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed and the sources thereof. We also note that funding potential mergers and acquisitions is discussed. Please identify the businesses or nature of businesses sought, the status of any negotiations, and a brief description of the businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 22 in Amendment No 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue Model, page 26

11.	We note your disclosure on page 27 that you “have seen positive growth in all key performance indicators including revenue, funded mortgage volume and EBITDA.” Please balance this disclosure by also quantifying your losses in the most recent fiscal year and interim stub. In addition, when you refer to “organic growth of the number of Users engaged by the Company” here and the fact that your “active users increased at a rate of approximately 85%” on page 38, please quantify the growth, disclose the number of active users you currently have, and how you define active users.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 27 and 38 in Amendment No 1.

Business, page 33

12.	Please revise your business section to include a discussion of your services’ distribution methods, the fee structure for each business line, the number of field agents, and the number of total and full-time employees. Refer to Item 101(h) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 27 and 38 Amendment No 1.

Insurance Products, page 35

13.	Please include risk factor disclosure regarding your insurance products, to the extent applicable, including any risks related to developing this business. In that regard, please clarify here how far along in development you are with your insurance business, as we note the discussion seems to indicate that Pineapple Insurance Inc. is to serve insurance needs of your brand mortgage brokers and agents across Canada. Please also discuss any regulations related to the insurance aspect of your business.

Response:. The Company acknowledges the Staff’s comment and has revised the Draft Registration Statement to include risk factors related to the development of the business. In addition, we have revised the disclosure on page 35 in Amendment No. 1 related to the development of our insurance business.

InsurTech, page 36

14.	We note your disclosure here that MyPineapple was built “in order to streamline and manage the customer flow of insurance products” and that the “process is designed to create a unique synchronicity between the client obtaining a mortgage approval and insurance approval.” We also note your disclosure on pages 35-36 where you list the insurance products you offer as the following: life insurance, accident and disability insurance, critical illness insurance and credit insurance. Please tell us if you offer any other types of insurance. If not, explain how the enumerated list of insurance products is related to obtaining a mortgage.

Response: We do not offer any additional insurance products other than what is already noted on pages 35-36. As a regulatory requirement, all Canadian mortgage approvals being presented by the mortgage broker channel must include the option for a client to consider an insurance option in an effort to protect the liability in the case of death or disability. Pineapple Insurance Inc. will be presenting this insurance option for a client to accept or not via the products, we have available. This will be presented to all mortgage approvals being offered via our parent company, Pineapple Financial Inc.

Executive and Director Compensation Summary Compensation Table, page 52

15.	Consistent with your disclosure on pages 56 and F-27, please include in the summary compensation table the 245,000 options granted to Mr. Shah in fiscal year 2021.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 52 in Amendment No. 1 to the Compensation Table and the footnote corresponding to Mr. Shah.

Certain Relationships and Related Party Transactions, page 57

16.	We note your disclosure on page F-38 that you have entered into an arrangement with Gravitas Securities Inc., a related party and shareholder. Please disclose this transaction here or tell us why it is not required to be disclosed.

Response: The Company acknowledges the Staff’s comment and has added disclosure regarding the agreement with Gravitas Securities, Inc. on page 57 in Amendment No. 1.

Principal Shareholders, page 58

17.	It appears based on your disclosure on page F-38 that Gravitas received a significant number of shares for services provided in the 2021 Private Placement and should be included as a beneficial shareholder in the table on page 58. Please tell us what percentage of your common shares Gravitas currently holds or has a right to acquire within 60 days. If that percentage is five percent or higher, include Gravitas’ holdings in the beneficial ownership table. In addition, update the table to provide ownership as of the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and notes that Gravitas currently holds 1,036,175 common shares, which is approximately 4.2% of the 24,597,215 issued and outstanding shares of the Company. In addition, Gravitas does not currently have a right pursuant to any convertible security to acquire common shares within 60 days of this letter.

Description of Securities, page 59

18.	Please include a section describing the rights of Common Shares. In this regard, we note that you only describe Class A, Class B and Class C shares here. In addition, revise the Dividends, Redemption, Dissolution, Purchase for Cancellation, Dissent and Participation in Profits subsections to cover each of the four classes of shares.

Response: The Company acknowledges the Staff’s comment and has revised the “Description of Securities” disclosure on page 59 in Amendment No. 1, accordingly.

19.	We note your description of dividend rates to be paid to each class of common stock. Please revise to clearly explain the following:

●	list the order in which you will pay dividends to each of your shareholders,
●	include sample calculations that will allow investors to understand what dividends each type of common stock is entitled to, and
●	clarify if any class of common stock is guaranteed to receive dividends.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page “Description of Securities” disclosure on page 59 in Amendment No. 1, accordingly.

Warrants, page 61

20.	We note that you have two types of warrants, Compensation Warrants and Warrants. Please include separate subheadings and describe characteristics of each type of warrant in more detail. In addition, you disclose that Common Shares are excisable into common shares at a price ranging from $0.75-$1.87. Please explain briefly how the exercise price is calculated.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 61.

Independent Auditor’s Report, page F-3

21.	Please revise to include the independent auditor’s report. Note 6.

Response: The independent auditor’s report has been included in Amendment No. 1.

Share Capital, page F-17

22.	We note your disclosure surrounding the 2021 private placement and that the allocation of proceeds between common shares and warrants was made when the equity instruments were issued using a relative fair value method. Your disclosure on page F-31 appears to indicate that you have allocated $6.1 million of the relative fair value to the common shares and $1.4 million to the warrants as paid-in capital. We further note that the allocation of proceeds to warrants will typically create a discount in the associated equity instrument, which should be recognized as interest expense or as a dividend in some cases. Please tell us, and revise your filing to disclose, whether there is any such discount associated with this transaction and if so, how it is accounted for in your financial statements. Refer to ASC 470-20-25-2.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page F-17 in Amendment No. 1.

23.	Please tell us and revise your filing to explain what the $3.043 million of issuance costs paid by issuance of warrants represents, how this amount was determined and accounted for, and the authoritative accounting literature relied upon to support your conclusions.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page F-17 in Amendment No. 1.

Exhibits

24.	Please file your affiliation agreements with certain licensed mortgage brokers, as referenced on pages 1, 26 and 33, and describe their material terms or advise why you are not required to file them.

Response: The Company acknowledges the Staff’s comment and has added the form of the affiliation agreement to the exhibit list in Amendment No. 1, which will be filed in om the first public filing of the registration statement. In addition, please see the revised disclosure on page 42 describing the material terms.

We look forward to working with you to have the Company approved for listing on the Nasdaq Stock Market. In connection there with, Shubha Dasgupta, the Company’s Chief Executive Officer, would like the opportunity to address any concerns that you may have with the Company’s application as soon as possible. Thank you very much for your cooperation.

If you need any additional information or have any follow up questions, please feel free to contact me.

Sincerely,

/s/ Shubha Dasgupta
Shubha Dasgupta